SECURITIES AND EXCHANGE COMMISSION

Washington D.C.  20549

FORM 11-K/A

Amendment No. 1 to

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                                         to

Commission file number    0-8570

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

MANDALAY RESORT GROUP EMPLOYEES’ PROFIT SHARING
AND INVESTMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MANDALAY RESORT GROUP

3950 Las Vegas Boulevard South
Las Vegas, Nevada  89119

MANDALAY RESORT GROUP EMPLOYEES’ PROFIT SHARING AND
INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Mandalay Resort Group Employees’ Profit Sharing and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Mandalay Resort Group Employees’ Profit Sharing and Investment Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Mandalay Resort Group Employees’ Profit Sharing and Investment Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada
June 21, 2004

MANDALAY RESORT GROUP EMPLOYEES’ PROFIT SHARING AND
INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002

INVESTMENTS, at fair value	$133,632,011	$102,445,115

CASH	—	7,083,560

CONTRIBUTIONS RECEIVABLE:
Employee	—	308,233
Employer	6,801,540	216,398

NET ASSETS AVAILABLE FOR BENEFITS	$140,433,551	$110,053,306

The accompanying notes are an integral part of these financial statements.

MANDALAY RESORT GROUP EMPLOYEES’ PROFIT SHARING AND
INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

CONTRIBUTIONS:

Employee	$14,705,495

Employer automatic	5,704,100

Employer matching	1,097,440

Total contributions	21,507,035

INVESTMENT INCOME:

Interest	2,386,295

Cash dividends	709,080

Net unrealized appreciation and realized gains	18,656,179

Total investment income	21,751,554

BENEFIT DISTRIBUTIONS	(12,878,344)

INCREASE IN NET ASSETS	30,380,245

NET ASSETS, beginning of year	110,053,306

NET ASSETS, end of year	$140,433,551

The accompanying notes are an integral part of these financial statements.

MANDALAY RESORT GROUP EMPLOYEES’ PROFIT SHARING AND
INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

(1)  Description of the Plan

The following description of the Mandalay Resort Group Employees’ Profit Sharing and Investment Plan (the “Plan”) provides only general information.  Plan participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was adopted as a 401(k) plan by the Board of Directors of Circus Circus Enterprises, Inc. in August 1985. Effective June 18, 1999, the Company=s name was changed from Circus Circus Enterprises, Inc. to Mandalay Resort Group (“MRG”). The Plan has been approved by the Board of Directors of each of its wholly owned subsidiaries which are participating employers (collectively referred to as the “Company”).  Certain other amendments have been made to the Plan from time to time, including those necessary to comply with Internal Revenue Service and Department of Labor guidelines.

The Plan is administered by MRG except with respect to investments.  Plan amendments must be approved by MRG’s Board of Directors.

The Plan is a voluntary defined contribution plan covering primarily nonunion employees of at least age 21 who have completed one year of service, including at least 1,000 hours of service as defined in the Plan.  Employees may enter the Plan in January or July of each year coinciding with or next following the date that eligibility requirements are met.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Contributions

Contributions to the Plan are limited under certain provisions of the Internal Revenue Code (the “Code”).

Employee Savings Contributions

The Plan provides for each participant to contribute up to 75% of his/her compensation unless otherwise reduced to comply with limitations as contained in the Code.  The participants may elect to have such contributions invested in any of eight investment options. Investments in MRG common stock are limited to 25% of a participant’s total contribution.

A 2% automatic employee contribution applies to those participants in the Plan who do not otherwise have an employee contribution agreement in effect and have not formally declined the automatic employee contribution.

Savings contributions are accepted on the condition that they fall within certain limitations contained in the Plan document.  Savings contributions that do not comply with those limitations are returned (with the earnings, if any, on such amount) to the participant after the Plan year end.

Employer Automatic Contributions

The Company contributes an amount to each eligible participant’s account annually based on years of credited service (as defined).  Automatic contributions, ranging from $250 for one year of credited service to $800 for eight or more years of credited service, are funded in cash.  In order to receive the automatic contribution, the participant must be employed on the last day of the Plan year.

Employer Matching Contributions

The Company matches 25% of participant savings contributions up to specified maximum amounts per participant ranging from $62.50 for one year of credited service to $200 for eight or more years of credited service.  In order to receive the Company match, the participant must be employed on the last day of the Plan year.  The contributions are funded in cash.

Employer Discretionary Contributions

The Plan also provides for discretionary contributions to be made by the Company, if approved by MRG’s Board of Directors.  No employer discretionary contributions had been made for the year ended December 31, 2003.

Vesting

Employer contributions and earnings thereon begin vesting in annual 20% increments after two years of service (as defined in the Plan) and are completely vested after six years of service.  All employee contributions and earnings thereon are 100% vested.

The Plan requires a participant to reach age 65 and to complete five years of Plan participation to qualify for normal retirement. All accounts are fully vested at the time of normal retirement.  In the event of death or total disability (as defined) of a participant, the participant’s accounts also become fully vested.

Upon termination of employment prior to normal retirement, total disability or death, the unvested portion of a participant’s account is forfeited.  Such forfeitures of $464,524 occurring during the 2002 and 2003 Plan years were allocated among the remaining participants in proportion to the respective participant’s automatic contributions for the 2003 Plan year.  Forfeitures for the 2004 Plan year will be allocated among the remaining participants in proportion to the respective participant=s automatic employer contributions for the 2004 Plan year.

Benefits

The benefit to which a participant is entitled is paid in a lump sum.  The following benefits are payable under the provisions of the Plan:

Retirement Benefit

Upon the later of reaching normal retirement age (65 years of age) or accumulating five years of Plan participation, a participant is entitled to a retirement benefit in an amount equal to 100% of the participant’s account balance.

Death Benefit

In the event of the death of a participant while employed, such participant=s designated beneficiary is entitled to a death benefit in an amount equal to 100% of the participant’s account balance.

Disability Benefit

In the event a participant becomes totally disabled while employed (as defined), such participant is entitled to a disability benefit in an amount equal to 100% of the participant’s account balance.

Severance of Employment Benefit

In the event a participant’s employment with the Company is terminated (for reasons other than retirement, death or disability), such participant is entitled to a severance of employment benefit in an amount equal to the participant’s vested account balance.

Benefits Payable

Net assets available for benefits at December 31, 2003 and 2002 include the market values of $33,225 and $913,819, respectively, for distributions to be paid subsequent to year end.

Concentrations of Credit Risk

All investments of the Plan are stated at quoted market values as of the date of the statement.  The Plan provides for investment in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.  Investments are marked to market annually.  Realized gains/losses on investments sold and the unrealized gains/losses on investments held during the year are determined based on fair value at the beginning of the year.

(2)  Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Plan Expenses

Plan expenses, including accounting, legal, trustee and any other costs of administering the Plan, are paid by the Company or charged to the Plan at the discretion of MRG’s Board of Directors.  The majority of the Plan expenses were paid by the Company during 2003.

Valuation of Investments

The values of the Wells Fargo Stable Return Fund, Wells Fargo S&P 500 Index Fund I, Strong Government Securities Fund, Wells Fargo Growth Balanced Fund, AIM Small Cap Growth Fund Class A, MFS Total Return Fund Class A and the Putnam International Growth Fund Class A are based on the closing prices of the investments included in those funds at December 31, 2003.

The values of the General Common Stock Fund, Fixed Income Fund, U.S. Government Securities Fund, Capital Fund, Small Capitalization Index Fund and the International Growth Fund are based on the closing prices of the investments included in those funds at December 31, 2002.

The values of the MRG Common Stock Fund and the ESOP Fund are based on the latest available quoted closing price of the Company’s common stock, which was $44.72 and $30.61 per share as of December 31, 2003 and 2002, respectively.  The numbers of shares of MRG common stock held in the MRG Common Stock Fund were 482,748 and 539,640 at December 31, 2003 and 2002, respectively.  The numbers of shares of MRG common stock held in the ESOP Fund were 226,654 and 251,517 at December 31, 2003 and 2002, respectively.

(3) Investments

The following table lists the fair value of investments at December 31, 2003 and 2002.  Single investments representing more than 5% of the Plan’s net assets as of December 31, 2003 and 2002 are separately identified.

	December 31,
	2003	2002
Investments at fair value:
Mutual Funds:
Wells Fargo Stable Return Fund	$54,460,222	$—
Wells Fargo S&P 500 Index Fund I	18,513,319	—
Wells Fargo Growth Balanced Fund	9,079,335	—
AIM Small Cap Growth Fund Class A	8,968,064	—
Merrill Lynch Retirement Preservation Trust	—	46,222,861
SEI Index S&P 500 Fund	—	12,418,292
Merrill Lynch Balanced Capital Fund	—	6,902,853
Other	10,886,639	13,286,566

Total mutual funds	101,907,579	78,830,572

Common Stock:
Mandalay Common Stock Fund	21,588,482	15,973,216
Mandalay ESOP Fund	10,135,950	7,641,327
Total common stock	31,724,432	23,614,543

Total investments	$133,632,011	$102,445,115

During 2003, the Plan’s investments appreciated (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year) in value by $18.7 million as follows:

	Realized gain/(loss)	Unrealized gain	Appreciation
Mutual funds	$(1,084,247)	$9,451,421	$8,367,174
Common stock	1,385,485	8,903,520	10,289,005
	$301,238	$18,354,941	$18,656,179

(4)  Federal Income Taxes

The Company received its latest determination letter from the Internal Revenue Service dated November 5, 2002, indicating the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and is qualified and the related trust is tax-exempt.  The Plan’s tax counsel believes the Plan is designed in compliance with the applicable requirements of the Internal Revenue Code and knows of no aspect of the Plan operation that would not be in compliance nor any reason why it should not be tax exempt.

(5)  Plan Termination

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan in whole or in part at any time.

EIN# 88-0121916

MANDALAY RESORT GROUP EMPLOYEES’ PROFIT SHARING AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, Line 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

At December 31, 2003 the Trustee held for the Plan the following investments:

	Type of Investment	Number of Shares/Units	Fair Value
Mandalay Common Stock Fund*	Common Stock	482,748	$21,588,482
Wells Fargo Stable Return Fund	Mutual Fund	1,523,448	54,460,222
Wells Fargo S&P 500 Index Fund I	Mutual Fund	409,134	18,513,319
Strong Government Securities Fund	Mutual Fund	524,689	5,708,615
Wells Fargo Growth Balanced Fund	Mutual Fund	320,259	9,079,335
AIM Small Cap Growth Fund Class A	Mutual Fund	348,816	8,968,064
Putnam International Growth Fund Class A	Mutual Fund	238,598	4,929,438
MFS Total Return Fund Class A	Mutual Fund	16,463	248,586
Mandalay ESOP Fund*	Common Stock	226,654	10,135,950

			$133,632,011

*              Party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Mandalay Resort Group, as Plan Administrator of the Mandalay Resort Group Employees’ Profit Sharing and Investment Plan

June 25, 2004	By:	/s/ GLENN SCHAEFFER
Glenn Schaeffer
President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Deloitte & Touche LLP

32.1	Certification of Michael S. Ensign Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Glenn Schaeffer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.